PE 5/6/2014

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14008131

July 15, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 7-15-14

Steven E. Bochner
Wilson Sonsini Goodrich & Rosati
sbochner@wsgr.com

Re: NetApp, Inc.
Incoming letter dated May 6, 2014

Dear Mr. Bochner:

This is in response to your letter dated May 6, 2014 concerning the shareholder proposal submitted to NetApp by John Chevedden. We also have received a letter from the proponent dated May 28, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

July 15, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NetApp, Inc.
Incoming letter dated May 6, 2014

The proposal provides that no preliminary voting results shall be provided to management prior to a shareholder meeting unless the board determines that there is a compelling reason to obtain them.

There appears to be some basis for your view that NetApp may exclude the proposal under rule 14a-8(i)(7), as relating to NetApp's ordinary business operations. In this regard, we note that the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to NetApp's ordinary business. Accordingly, we will not recommend enforcement action to the Commission if NetApp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

May 28, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
NetApp, Inc. (NTAP)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the May 6, 2014 company request concerning this rule 14a-8 proposal.

Delaware courts have established the "compelling justification" standard and it is routinely applied. For instance the standard used in Blasius v. Atlas.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Matthew Fawcett <Matthew.Fawcett@netapp.com>

[NTAP: Rule 14a-8 Proposal, April 2, 2014]

4* – Confidential Voting

Resolved, No preliminary voting results shall be provided to management prior to a shareholder meeting unless the board determines that there is a compelling reason to obtain them.

NetApp management is now able to monitor voting results and take steps to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, said the following flagged KeyMetrics indicate the most important factors driving their environmental, social and corporate governance rating for NetApp:

- Executives on Board
- Related Party Transactions
- Board Integrity
- Overboarded Executive Directors
- Severance Vesting

GMI said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth, as such practices, even when limited to current market rates, raise concerns regarding potential self-dealing or abuse.

Our board had not established a formal clawback policy regarding its executive incentive pay. Such policies allow the recoupment of incentive pay that may have been the result of erroneous or fraudulent financial reporting.

GMI said he following flagged KeyMetrics raised concerns regarding our board's ability to implement and maintain effective incentives for our company's CEO and other top executives:

- Unvested equity pay partially or fully accelerates upon CEO termination. Accelerated equity vesting allows executives to realize pay without necessarily having earned it through strong performance.
- Our company had not disclosed specific, quantifiable performance target objectives for our CEO, in contrast to 73% of companies that have provided such metrics. Disclosure of performance metrics is essential for investors to assess the rigor of executive incentive pay.
- Our company gives long-term incentive pay to executives without requiring the company to perform above the median of its peer group. This undermines the link between pay and performance.
- Our CEO's annual incentive pay did not rise or fall in line with annual financial performance.

Limits on shareholder rights and management-controlled takeover defenses currently in place at NetApp include:

- Our board's unilateral ability to amend our company's bylaws without shareholder approval
- Fair price provisions that fail to insure that all shareholders are treated fairly
- Limits on the right of shareholders to convene a special or emergency meeting
- Limits on the right of shareholders to take action by written consent

Two directors had more than 20-years tenure which negatively impacts their independence:

Daniel Warmenhoven and Robert Wall.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

STEVEN E. BOCHNER
Internet: sbochner@wsgr.com
Direct Dial: (650) 354-4110

May 6, 2014

BY EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of John Chevedden Submitted to NetApp, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, NetApp, Inc., a Delaware corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by John Chevedden (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2014 Annual Meeting of Shareholders (the "2014 Proxy Materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter to the Staff. Simultaneously, pursuant to Rule 14a-8(j), we are sending a copy of this letter to the Proponent as notice of the Company's intention to exclude the Proposal from the 2014 Proxy Materials. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or fax to the Company only. Also pursuant to Rule 14a-8(j), this letter is being filed no later than 80 calendar days before the Company files its definitive proxy statement and form of proxy.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Staff or the Commission. Accordingly, the Company is taking this opportunity to remind the Proponent that if he submits correspondence to the Staff or the Commission with respect to the Proposal, a

AUSTIN BEIJING BRUSSELS GEORGETOWN, DE HONG KONG LOS ANGELES NEW YORK
PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

1. The Proposal

The text of the resolution contained in the Proposal is set forth below:

> Resolved, No preliminary voting results shall be provided to management prior to a shareholder meeting unless the Board determines that there is a compelling reason to obtain them.

A copy of the Proposal is attached as Exhibit A.

2. Bases for Exclusion

The Company requests that the Staff concur in its view that it may exclude the Proposal from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be materially false and misleading; and
- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

3. Analysis

(a) *The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite So as to Be Materially False and Misleading*

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that vague and indefinite proposals are inherently misleading and therefore excludable pursuant to Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Section B.4. of Staff Legal Bulletin No. 14B (CF) (Sep. 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

In this regard, the Staff has concurred with the exclusion of shareholder proposals with vague terms or ambiguous references where shareholders would not know with any certainty what they are voting for or against. *Bank of America Corp.* (avail. Mar. 12, 2013) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that requested the formation of a committee to explore "extraordinary transactions that could enhance stockholder value, including but not limited to an extraordinary transaction resulting in the separation of one or more of [the company's] businesses" because the proposal used "ambiguous" language providing for "alternative interpretations," but failed "to provide any guidance as to how the ambiguities should be resolved"); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with exclusion of a proposal under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal"). *See also Newell Rubbermaid Inc.* (avail. Feb. 21, 2012) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that the fact that the proposal, which sought to permit shareholders to call special meetings, presented two different standards for determining the number of shareholders entitled to call special meetings, failed to provide any guidance on how the ambiguity should be resolved and made it impossible to fully understand the effect of implementation); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) attempting to set formulas for short- and long-term incentive-based executive compensation where the company argued that because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal); *International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) regarding executive compensation because the identity of the affected executives was uncertain and subject to multiple interpretations); *Peoples Energy Corp.* (avail. Nov. 23, 2004, recon. denied Dec. 10, 2004) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the term "reckless neglect" was uncertain and subject to multiple interpretations); *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that requested that all stock options granted by the company be expensed in accordance with Financial Accounting Standards Board ("FASB") guidelines, where the company argued that the applicable FASB standard "expressly allows the [c]ompany to adopt either of two different methods of expensing stock-based compensation" but because the proposal failed to provide any guidance, it would be impossible to determine which of the two alternative methods the company would need to adopt in order to implement the proposal); *Norfolk Southern Corp.* (avail. Feb. 13, 2002) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that requested that the board of directors "provide for a shareholder vote and ratification, in all future elections of [d]irectors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry" because it did not provide adequate guidance to resolve potential inconsistencies and ambiguities with respect to its criteria).

In addition, the Company notes that in this proxy season alone the Staff has determined that 15 similar proposals submitted by the Proponent were excludable pursuant to Rule 14a-8(i)(3) because each was impermissibly vague and indefinite. *See Amphenol Corporation* (avail. Mar. 28, 2014); *Omnicom Group Inc.* (avail. Mar. 27, 2014); *Cognizant Technology Solutions Corp.* (avail Mar. 25, 2014); *The Interpublic Group of Companies, Inc.* (avail Mar. 12, 2014); *Leidos Holdings, Inc.* (avail. Mar. 6, 2014); *The Home Depot, Inc.* (avail. Mar. 6, 2014); *Reliance Steel & Aluminum Co.* (Mar. 6, 2014); *SunEdison Inc.* (avail. Mar. 6, 2014); *The Southern Company* (avail. Mar. 6, 2014); *United Continental Holdings, Inc.* (avail. Mar. 6, 2014); *Amazon.com, Inc.* (avail Mar 6, 2014); *Comcast Corp.* (avail. Mar. 6, 2014); *Equinix, Inc.* (avail. Mar. 6, 2014); *Intel Corp.* (avail. Mar. 4, 2014); *Newell Rubbermaid Inc.* (avail. Mar. 4, 2014).

(i) The Key Terms in the Proposal Are Impermissibly Vague and Indefinite so as to Be Materially False and Misleading

The Proposal is impermissibly vague and indefinite so as to be materially false and misleading because the Proposal does not sufficiently explain the circumstances in which it would apply. Specifically, the Proposal does not define "compelling"—which is a necessary determination by the Company's Board of Directors (the "Board") for it to obtain preliminary voting results—or provide *any* guidance to suggest what reasons would be "compelling." Similarly, the Proposal does not make clear to whom the reason must be compelling (e.g., the Board, management, the shareholders or some combination). As a result, alternate definitions of "compelling" may exist, and there will certainly be alternate interpretations of whether different circumstances meet any such definition.

The Proposal's requirement that the Board have a compelling reason to obtain preliminary voting results in order to provide them to management leaves open the question of whether the Board must find a compelling reason to obtain preliminary voting results for any other purpose, including its own review. Further, the Proposal does not indicate whether the

Board, if allowed to review preliminary results absent a compelling reason, would be restricted from discussing those results with management. If the underlying concern of the Proposal is to limit the influence of management over voting results, then it might make sense to allow non-management personnel who do not have a personal stake in the outcome of a proposal to monitor preliminary voting results in order to ensure that the Company's shareholder meetings run smoothly. If that is the case, it is unclear if the Proposal would permit the Board to obtain preliminary voting results for the purpose of allowing non-management employees to use such results to solicit votes absent a determination by the Board that a compelling reason exists.

Additionally, the Proposal does not indicate whether a finding of a compelling reason must be on a shareholder-by-shareholder basis (e.g., the Board must find a compelling reason to obtain preliminary voting results for each shareholder), proposal-by-proposal basis (e.g., the Board must find a compelling reason to obtain preliminary voting results for each proposal) or on a full proxy basis (e.g., the Board must find a compelling reason to obtain preliminary voting results for the all matters being considered at the shareholder meeting). Even if a compelling reason could be determined, it is unclear whether preliminary voting results could then be repeatedly obtained up until the time of a shareholder meeting, or whether a compelling reason must be determined at each instance in which preliminary voting results are requested.

The Staff has consistently concurred with exclusion under Rule 14a-8(i)(3) of proposals that use terms and phrases that are vague and undefined. *See, e.g.*, *Key Corp.* (avail. Mar. 15, 2013) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) that referred to rules of the New York Stock Exchange for the definition of an independent director but did not provide information on the substance of the definition); *Chiquita Brands International, Inc.* (avail. Mar. 7, 2012) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) for failure to define or describe "SEC Rule 14a-8(b) eligibility requirements"); *The Boeing Co.* (avail. Mar. 2, 2011) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal did not sufficiently explain the meaning of "executive pay rights"); *AT&T Inc.* (avail. Feb. 16, 2010) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) due to the vagueness of the term "grassroots lobbying communications"); *Bank of America Corp.* (avail. Feb. 2, 2009) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) defining "independent director" by reference to the standard set by the Council of Institutional Investors). The Proposal suffers from similar deficiencies.

Shareholders are entitled to know, with precision, the matters on which they are asked to vote. When key terms in a proposal are vague or undefined, the possibility exists for a company and shareholders to have diverging interpretations of these terms. As noted in *Fuqua Industries*, this may lead to actions taken by the Company upon implementation of the Proposal (if adopted) that are significantly different from the actions envisioned by the shareholders who voted on the Proposal. Additionally, the vague and ambiguous nature of the Proposal requires it to be interpreted by the Board in connection with each shareholders meeting. As a result, the determination of what constitutes a "compelling reason" will invariably change based on circumstances and the composition of the Board.

(ii) The Proposal Does Not Reflect the Proxy Solicitation and Voting Procedures in Place in the United States

The Proposal is excludable under Rule 14a-8(i)(3) because the Proposal's requirement that "[n]o preliminary voting results shall be provided to management prior to a shareholder meeting" absent a Board finding is, in the context of the proxy solicitation and voting procedures in place in the United States, so vague and misleading that neither shareholders nor the Board would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. In this regard, the Proposal fails to address certain fundamental aspects of the Company's proxy voting process.

Generally, in proxy solicitations, a company is provided an omnibus proxy by Broadridge Financial Solutions, Inc. ("Broadridge"), as agent for Broadridge's bank and brokerage firm clients. This proxy reflects the aggregated voting instructions that Broadridge has solicited from a company's beneficial owners. This information does not identify a particular beneficial owner by name or any other identifiers, such as account number or address. These proxy votes are provided by banks and brokerage firms as part of a complex system of Commission and stock exchange rules that requires banks and brokerage firms to distribute proxy materials to their customers, collect voting instructions and forward the votes to companies. All share amounts are provided to Broadridge by its bank and brokerage firm clients and are reflected in the "client proxy" without modification by Broadridge. Similarly, shareholders of record, who directly own a company's shares in their own name, return their proxies by mail or other means throughout the period from the date the proxy is mailed up until the annual meeting.

In providing reports, Broadridge does not act as an agent of the companies to which this information is provided. Companies, in fact, receive this "client proxy" without requesting it or being involved in any way with respect to the data shown or even the schedule of receipt. Companies may engage an independent vote tabulation agent to assist with verifying this information and incorporating the votes received from registered shareholders into the vote totals. The entire process could also be complicated by the nature of voting under the proxy voting regime in the United States, which was described in detail by the Commission in the "proxy plumbing" concept release. As the release notes, on "occasion, vote tabulators (including transfer agents acting in that capacity) receive votes from a securities intermediary that exceed the numbers of shares that the securities intermediary is entitled to vote. The extent to which such votes are accepted depends on instructions from the issuer, state law, and the vote tabulator's internal policies." *Concept Release on the U.S. Proxy System*, 75 Fed. Reg. 42,982-43,020 (July 22, 2010). Due to these complexities and the manner in which the Company receives, on an unsolicited basis, voting results before a shareholder meeting, it is unclear precisely what information the Proposal seeks to prevent management from accessing and the mechanism through which the Proposal seeks to alter the proxy voting process to exclude only the intended information. The Proposal would seem to suggest that there is some process that can be effected that would control when third parties make their proxy votes, or a portion of their proxy votes, available to the Company, but the Proposal fails to suggest such a process or how the Company would implement it.

The Proposal does not recognize or address the complex voting process that is involved in the Company's solicitation of proxies. As a result, shareholders and the Company will be unable to determine with any reasonable certainty what the Proposal requires and likely would have widely differing views on what it would mean to implement the Proposal.

(iii) The Supporting Statement for the Proposal Contains Assertions Based on Sources That Are Not Publicly Available

The supporting statement for the Proposal contains various assertions attributed to information reported by a source entitled "GMI Ratings," an external source that is not publicly available. Based on a review of the GMI Ratings website, it is not possible to determine what data source or type of report the supporting statement purports to be citing. Moreover, the structure of the supporting statement implies that GMI Ratings is the source of all information contained therein, the accuracy of which the Company has no way of confirming. The Company is unable to verify (i) the relevant GMI Ratings source or sources to which any or all of the statements in the supporting statement are attributable; (ii) whether those statements are accurately cited in the supporting statement or are taken out of context; or (iii) whether those statements have been updated or are out-of-date. The Proponent's failure to provide the Company with this non-public information is an established basis for exclusion. *See* Staff Legal Bulletin No. 14G (CF) (Oct. 16, 2012), Item D.2 (finding that a proposal that makes reference to an external source that is not publicly available may be able to avoid exclusion "if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website").

(iv) Presenting the Proposal as a "Confidential Voting" Proposal Is False and Misleading

As discussed above, Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made by means of any proxy statement containing "any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." The Staff has allowed exclusion of proposals where the language of the proposal misleads shareholders as to how it would apply. *See, e.g., Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

As the Proposal is entitled "Confidential Voting," shareholders are likely to think they are voting on a proposal to enhance voter anonymity. This is because the term "confidential voting" is commonly understood to refer to a policy of protecting the anonymity of shareholder ballots by preventing the management of a company from tracing a particular vote to a particular shareholder. The Council of Institutional Investors, a leading shareholder advocate, describes confidential voting as follows:

> 3.5 Confidential Voting: All proxy votes should be confidential, with ballots counted by independent tabulators. Confidentiality should be automatic, permanent and apply to all ballot items. Rules and practices concerning the casting, counting and verifying of shareowner votes should be clearly disclosed.

Similarly, Institutional Shareholder Services, a leading proxy adviser to institutional investors, describes its policy regarding confidential voting as follows:

> Confidential voting, or voting by secret ballot is one of the key structural issues in the proxy system. It ensures that all votes are based on the merits of proposals and cast in the best interests of fiduciary clients and pension plan beneficiaries. In a confidential voting system, only vote tabulators and inspectors of election may examine individual proxies and ballots; management and shareholders are given only vote totals. In an open voting system, management can determine who has voted against its nominees or proposals and then re-solicit those votes before the final vote count. As a result, shareholders can be pressured to vote with management at companies with which they maintain, or would like to establish a business relationship. Confidential voting also protects employee shareholders

from retaliation. Shares held by employee stock ownership plans, for example, are important votes that are typically voted by employees.

Based on the use of the term "confidential voting" in the Proposal's title, shareholders are likely to think that they are voting to protect their anonymity. In fact, the Proposal does nothing to enhance the anonymity of a shareholder's vote. For example, the Proposal would not prevent the Company from inquiring into the specific vote of a shareholder and engaging in solicitation efforts with respect to that shareholder so long as the Board determines there is a "compelling reason" for obtaining preliminary voting results. This does not comport with the concept of confidential voting described in the policies described above. The title of the Proposal is likely to do nothing but mislead shareholders into thinking that they are voting on a topic that is quite different from the actual subject matter of the Proposal.

(b) *The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates to the Company's Ordinary Business Operations*

(i) The Proposal Seeks to Impermissibly Micromanage the Proxy Solicitation Process

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's ordinary business operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, the Commission determined that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Staff has repeatedly taken the view that proposals that attempt to micromanage the proxy solicitation process are excludable under 14a-8(i)(7) because they relate to a company's "ordinary business" operations. See *General Motors Corp.* (avail. Mar. 15, 2004) (concurring in exclusion of a proposal under 14a-8(i)(7) that requested certain disclosure regarding the company's solicitation of shareholder votes because the proposal related to ordinary business operations); *FirstEnergy Corp.* (avail. Feb. 26, 2001) (concurring in exclusion of a proposal under 14a-8(i)(7) because it requested the presentation of additional proxy solicitation expenses in reports to shareholders and, therefore related to ordinary business operations); *The Boeing Co.* (avail. Feb. 20, 2001) (concurring in the exclusion of a proposal under 14a-8(i)(7) "as relating to [the company's] ordinary business operations" because it requested that any additional soliciting materials that the company distributed "must disclose: (1) the complete text for each shareholder resolution; and following the election disclose (2) funds the company spends on additional requests for shareholder votes").

The Staff has also consistently recognized that shareholder proposals that are drafted so broadly as to impact a company's communications with shareholders on ordinary business matters are excludable under Rule 14a-8(i)(7). For example, in *Peregrine Pharmaceuticals, Inc.* (avail. July 16, 2013), in response to a proposal that required the company to answer investor questions related to company operations on all public company conference calls in the manner specified in the proposal, the Staff noted that "the proposal relates to the ability of shareholders to communicate with management, board members and consultants during conference calls. Proposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under [R]ule 14a-8(i)(7)." *See also XM Satellite Radio Holdings Inc.* (avail. May 14, 2007) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7) requesting that the board "impose a monetary fine upon the [c]ompany [o]fficers for failing to promptly respond to shareholder letters" and implement the shareholder response policy specified in the proposal, where the Staff noted that the proposal related to "procedures for improving shareholder communications"); *Advanced Fibre Communications, Inc.* (avail. Mar. 10, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7) that requested the establishment of an "Office of the Board of Directors" to facilitate communication among non-management directors and shareholders, noting that the proposal related to "procedures for enabling shareholder communications"); *PeopleSoft, Inc.* (avail. Mar. 14, 2003) (same); *Jameson Inns, Inc.* (avail. May 15, 2001) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7) urging the board to consider new ideas for improving shareholder communications as they related to "procedures for improving shareholder communications").

The Proposal would restrict some of the most basic and neutral forms of communications between the Company and its shareholders prior to a shareholders meeting. For example, the Proposal would require the Board to determine that a "compelling reason" exists in order for management to monitor voting results to determine whether there is a quorum. Monitoring whether a quorum will be achieved is one of the most basic tasks of a company with respect to a shareholders meeting. In this regard, Rule 14a-6(f) under the Exchange Act recognizes that communications that do no more than request that forms of proxy previously solicited be signed and returned are so basic that they need not be filed with the Commission. Nevertheless, because such a communication would require the provision of preliminary voting results to management, it would be prohibited under the Proposal absent the Board finding "compelling reason" for management to have access to this information.

(ii) The Proposal Does Not Raise a Significant Policy Issue

The Company believes that the Proposal does not raise a significant policy issue.[1] However, even if the Proposal were to relate in part to a significant policy issue, the Proposal, in total, would impact corporate actions and communications that do not implicate significant social policies. See *Apache Corp.* (avail. Mar. 5, 2008) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7) requesting management to implement equal employment opportunity policies based on specified principles where Staff noted that "some of the principles relate to Apache's ordinary business operations"); *General Electric Co.* (avail. Feb 10, 2000) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7) requesting discontinuation of an accounting technique where proposal related to both social policy issue of executive compensation and Staff noted it related to ordinary business matter of "choice of accounting methods"); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7) seeking a report relating to the social policy issue of purchasing from suppliers who use forced labor or certain other practices where the Staff noted in that a specific paragraph "of the description of matters to be included in the report relates to ordinary business operations"); *Kmart Corp.* (avail. Mar 12, 1999) (same); *Intel Corp.* (avail. Mar. 18, 1999) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7) recommending that the company implement an "Employee Bill of Rights" because there was "some basis for [the] view that [the company] may exclude the proposal under [R]ule 14a 8(i)(7), as relating, in part, to [the company's] ordinary business operations").

Even if the Proposal also touches upon a significant policy issue, because the Proposal applies broadly to communications that do not raise significant policy implications and are part of the Company's ordinary communications with its shareholders, the Proposal remains excludable under Rule 14a-8(i)(7).

---

[1] In the 1998 Release, the Staff stated that proposals otherwise related to ordinary business operations may not be excludable if those proposals raise issues of significant social policy that "transcend ... day-to-day business matters and raise policy issues so significant that [the proposal] would be appropriate for a shareholder vote." These social policy proposals would not be excluded "because such issues typically fall outside the scope of management's prerogative." However, the Staff has declined to extend this exception to proposals that attempt to tackle a policy concern raised by the annual shareholder meeting process without a corresponding focus on issues that transcend the "day-to-day business matters" to which the proposals relate.

4. Conclusion

The Company requests that the Staff concur with its view that, for the reasons stated above, it may exclude the Proposal from the 2014 Proxy Materials.

* * *

Should the Staff require additional information in support of the Company's position, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Steven E. Bochner

Enclosures

cc: Elizabeth O'Callahan, NetApp, Inc.
John Chevedden (by email: FISMA & OMB Memorandum M-07-16 ***

Exhibit A

[please see attached]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Daniel J. Warmenhoven
Chairman of the Board
NetApp, Inc. (NTAP)
495 E. Java Dr
Sunnyvale CA 94089
Phone: 408 822-6000
FX: 408 822-4501
FX: 408-716-2494

Dear Mr. Warmenhoven,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

April 2, 2014
Date

cc: Matthew Fawcett <Matthew.Fawcett@netapp.com>
Corporate Secretary
Sandy MacDonnell <Sandra.MacDonnell@netapp.com>

[NTAP: Rule 14a-8 Proposal, April 2, 2014]
4* – Confidential Voting
Resolved, No preliminary voting results shall be provided to management prior to a shareholder meeting unless the board determines that there is a compelling reason to obtain them.

NetApp management is now able to monitor voting results and take steps to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, said the following flagged KeyMetrics indicate the most important factors driving their environmental, social and corporate governance rating for NetApp:
- Executives on Board
- Related Party Transactions
- Board Integrity
- Overboarded Executive Directors
- Severance Vesting

GMI said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth, as such practices, even when limited to current market rates, raise concerns regarding potential self-dealing or abuse.

Our board had not established a formal clawback policy regarding its executive incentive pay. Such policies allow the recoupment of incentive pay that may have been the result of erroneous or fraudulent financial reporting.

GMI said he following flagged KeyMetrics raised concerns regarding our board's ability to implement and maintain effective incentives for our company's CEO and other top executives:
- Unvested equity pay partially or fully accelerates upon CEO termination. Accelerated equity vesting allows executives to realize pay without necessarily having earned it through strong performance.
- Our company had not disclosed specific, quantifiable performance target objectives for our CEO, in contrast to 73% of companies that have provided such metrics. Disclosure of performance metrics is essential for investors to assess the rigor of executive incentive pay.
- Our company gives long-term incentive pay to executives without requiring the company to perform above the median of its peer group. This undermines the link between pay and performance.
- Our CEO's annual incentive pay did not rise or fall in line with annual financial performance.

Limits on shareholder rights and management-controlled takeover defenses currently in place at NetApp include:
- Our board's unilateral ability to amend our company's bylaws without shareholder approval
- Fair price provisions that fail to insure that all shareholders are treated fairly
- Limits on the right of shareholders to convene a special or emergency meeting
- Limits on the right of shareholders to take action by written consent

Two directors had more than 20-years tenure which negatively impacts their independence:

Daniel Warmenhoven and Robert Wall.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***